UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Section 13a-16 15d-16 of the

Securities Exchange Act of 1934

Dated: February 17, 2009

Commission File Number: 001-13184

TECK COMINCO LIMITED

(Exact name of registrant as specified in its charter)

Suite 3300 – 500 Burrard Street, Vancouver, British Columbia V6C 0B3

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F                  Form 40-F   X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                  No   X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Teck Cominco Limited (Registrant)

Date: February 17, 2009	By:	/s/ KAREN L. DUNFEE
Karen L. Dunfee Corporate Secretary

For Immediate Release 09-03-TC	Date:	February 16, 2009
4Q	RESULTS FOR THE THREE MONTHS ENDED DECEMBER 31, 2008

TECK REPORTS FOURTH QUARTER RESULTS FOR 2008

Teck Cominco Limited (TSX: TCK.A and TCK.B, NYSE: TCK) today announced that in the fourth quarter, despite challenging global economic conditions, the company generated $598 million of cash from operating activities. However, fourth quarter earnings were negatively affected by after-tax, non-cash asset and goodwill impairment charges of $844 million and negative pricing adjustments of $270 million brought about by the sharp decline in commodity prices. The net loss for the quarter was $607 million, or $1.28 loss per share.

“Even in these difficult times, all of our major operations continued to perform in the fourth quarter, generating $808 million in operating profits before depreciation and negative pricing adjustments and $598 million of cash from operating activities,” said Don Lindsay, President and CEO. “For 2008, our net earnings after non-recurring items and negative pricing adjustments was $659 million and our cash flow of $2.1 billion was higher than last year’s $1.8 billion.”

Highlights and Significant Items

•

Our earnings before non-recurring items and negative pricing adjustments were $406 million, or $55 million higher than the $351 million reported for the fourth quarter of 2007. For the year, our earnings before non-recurring items and negative pricing adjustments were $1.70 billion compared with $1.74 billion in 2007. Our net loss for the quarter after such items and adjustments was $607 million compared with net earnings of $280 million in 2007. Net earnings for 2008 were $659 million compared with $1.6 billion in 2007.

•

In the fourth quarter of 2008 general conditions in credit markets deteriorated substantially, which had a serious impact on the global economy and contributed to a significant and rapid decline in the demand for and selling price of our products. Average base metal prices were down significantly from average prices in the fourth quarter of 2007, with two of our major products, copper and zinc, down 45% and 55% respectively. The decline in prices was most pronounced in the fourth quarter, and resulted in negative pricing adjustments of $474 million ($270 million after-tax).

All dollar amounts expressed in this news release are in Canadian dollars unless otherwise noted.

Reference:	Greg Waller, Investor Relations

Additional corporate information is available on the Internet at http://www.teck.com

•	Cash flow from operating activities was $598 million in the quarter, similar to a year ago. For the year 2008, cash flow from operating activities was $2.1 billion compared with $1.8 billion in 2007.
•	Total debt payments in the fourth quarter amounted to $1.1 billion.
•

We completed the acquisition of the coal assets of Fording Canadian Coal Trust (“Fording”) for cash and shares totalling $13.6 billion. The transaction results in a 100% direct ownership of Teck Coal (formerly “Elk Valley Coal Partnership”) the world’s second largest producer of seaborne, high quality coking coal.

•

In January 2009 we sold our Lobo-Marte gold property to Kinross Gold Corporation for US$40 million and approximately 5.6 million Kinross shares resulting in an estimated pre-tax gain of $160 million in the first quarter of 2009. We are also pursuing further asset sales.

•	In February 2009, Moody’s Investor Services lowered our credit rating to Ba3 with a negative outlook.
•

To date we have received approximately $950 million of our expected tax refunds of $1.1 billion arising from our acquisition of the coal assets from Fording. Our cash balance as of February 16, is approximately $1.4 billion.

All dollar amounts expressed in this news release are in Canadian dollars unless otherwise noted.

Reference:	Greg Waller, Investor Relations

Additional corporate information is available on the Internet at http://www.teck.com

This News Release is dated February 16, 2009. Unless the context otherwise dictates, a reference to “the company” or “us,” “we,” or “our” refers to Teck and its subsidiaries. All of the financial information contained in this News Release is unaudited. Additional information, including our annual information form and management’s discussion and analysis for the year ended December 31, 2007, is available on SEDAR at www.sedar.com.

This document contains forward-looking statements. Please refer to the cautionary language under the heading,“CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION.”

Earnings and Adjusted Earnings*

Our earnings before non-recurring items and negative pricing adjustments were $406 million, $55 million higher than the fourth quarter of 2007. Our net loss, which included $844 million of impairment losses, was $607 million in the fourth quarter. Pricing adjustments generally increase earnings in a rising commodity price environment and decrease earnings in a declining price environment. They are a normal part of our business but we exclude them from comparative earnings in the table below to provide a better understanding of how our company performed.

The table below provides a summary of non-recurring items included in our results.

	Three months ended December 31		Year ended December 31
(in millions of dollars)	2008	2007	2008	2007

Net earnings (loss) as reported	$ (607)	$ 280	$ 650	$ 1,615
Add (deduct):
Derivative (gains) losses, including
discontinued operations	(156)	(13)	(167)	32
Asset impairment and equity losses	254	84	266	84
Goodwill impairment	345	-	345	-
Impairment of marketable securities	245	-	245	-
Asset sales and other	94	(25)	73	(36)
Realization of cumulative translation
Adjustment loss	-	-	-	59
Taxi tems	(39)	(69)	(50)	(80)
Adjusted net earnings	136	257	1,371	1,674
Negative pricing adjustments (note 1)	270	94	329	66

Comparative net earnings	$ 406	$ 351	$ 1,700	$ 1,740

(1)	See FINANCIAL INSTRUMENTS AND DERIVATIVES section for further information

*Our financial results are prepared in accordance with Canadian GAAP (GAAP). This news release refers to adjusted net earnings, comparative net earnings, operating profit and operating profit before depreciation and pricing adjustments, which are not measures recognized under GAAP in Canada or the United States and do not have a standardized meaning prescribed by GAAP. For adjusted net earnings and comparative net earnings, we adjust net earnings as reported to remove the effect of unusual and/or non-recurring transactions in these measures. Operating profit is revenues less operating expenses and depreciation and amortization. Operating profit before depreciation and pricing adjustments is operating profit with depreciation, amortization and pricing adjustments added or deducted as appropriate. Pricing adjustments are described under the heading “Average Commodity Prices and Exchange Rates” below. These measures may differ from those used by, and may not be comparable to such measures as reported by, other issuers. We disclose these measures, which have been derived from our financial statements and applied on a consistent basis, because we believe they are of assistance in understanding the results of our operations and financial position and are meant to provide further information about our financial results to shareholders.

3	Teck Cominco Limited 2008 Fourth Quarter News Release

During the quarter we completed a review of the carrying value of all of our operations, development projects and investments and recorded after-tax charges of $844 million in respect of these assets. These included:

•	$345 million of goodwill arising out of the acquisition of Aur Resources,
•	$90 million in write-offs arising from the deferral of the upgrader portion of our Fort Hills oil sands project, these charges were recorded as an equity loss,
•	$104 million in respect of our Duck Pond and Pend Oreille mines,
•	$19 million to write-off our investment in the Petaquilla copper project in Panama, $35 million on the Santa Fe nickel project in Brazil, and $6 million for other exploration properties, and
•

$245 million in respect of marketable securities that we own in various development stage companies, whose decline in value is considered other-than-temporary. These investments are marked to market each period through other comprehensive income and this charge represents a transfer from other comprehensive income to regular earnings and does not affect their carrying value or our shareholders’ equity.

While these items have a significant effect on our earnings, they are non-cash and do not affect our cash flows from operations.

In addition to these items, we also recorded negative pricing adjustments of $474 million or $270 million after royalties, non-controlling interests and taxes due to sharp declines in copper and zinc prices in the fourth quarter. Partially offsetting these losses were after-tax gains of $161 million ($248 million pre-tax) on our copper and zinc forward sales positions. Our copper forward positions, entered into in October to protect against copper price declines for the balance of 2008 and the first quarter of 2009, accounted for $199 million (pre-tax) of these gains.

Prior to our recent acquisition, we owned a 52% effective interest in Teck Coal comprised of a 40% direct interest in Teck Coal and a 19.6% interest in the outstanding units of Fording. These prior investments were acquired at a cost of approximately $1.5 billion. Upon acquisition of the additional 48%, we retained independent valuation experts from a large international accounting firm to assist us in the allocation of our investments to individual assets and liabilities. This allocation resulted in $883 million of goodwill. This goodwill arose primarily as a result of the accounting requirement to record the net future income and resource tax liabilities associated with the Fording purchase on an undiscounted basis as well as changes in expected future coal prices and US/Canadian dollar exchange rates between the date of the acquisition announcement in July 2008 and the closing of the acquisition on October 30, 2008. We subsequently tested goodwill relating to Teck Coal for impairment. This test compared the fair value of 100% of these operations to our carrying value as a whole and takes into account the lower cost base for our pre-existing interest. Based on expected future cash flows from 100% of the coal operations, the estimated fair value of the coal assets exceeds the carrying amount, therefore, we have determined that goodwill relating to Teck Coal is not impaired.

4	Teck Cominco Limited 2008 Fourth Quarter News Release

Debt Reduction Plan

In order to finance the acquisition of the Fording assets we entered into bridge and term financing facilities with a consortium of banks for a total of US$9.8 billion. As at December 31, 2008, US$9.4 billion was outstanding, of which US$6.4 billion was current. It was our plan to repay the current portion of the debt through operating cash flows, sale of non-core assets, receipt of substantial tax refunds and by accessing bond markets for longer term financing. In the fourth quarter of 2008, general global economic conditions deteriorated substantially effectively closing the credit markets to us. We saw a sharp decline in the selling price of our products as well as reduced coal sales volumes. As a result of these conditions, which have continued into 2009, our credit ratings were lowered and our ability to carry out the original repayment plan was compromised.

In these conditions we have taken a number of steps to assist us in meeting our obligations.

•	We have placed operations that have become unprofitable in the new commodity price environment on care and maintenance.
•	We reduced production at Trail and Teck Coal to better match supply to demand.
•	We have implemented workforce reductions totalling 1,400 positions and cut administrative overhead.
•	We have reduced our capital expenditure budgets, placed development projects on hold, and have entered into equipment leasing programs where appropriate to conserve cash.
•	We have reduced costs at our operations.
•	We have suspended our semi-annual dividend.
•	We have entered into processes to sell non-core assets. We have concluded a number of sales and are in advanced negotiations or discussions on others.
•	We have expedited the filing of tax returns to accelerate the receipt of cash refunds expected to total approximately $1.1 billion. To date we have received approximately $950 million.

We have also begun discussions with our lenders to negotiate amendments to the bridge facility that would provide us with additional time to generate cash and/or access appropriate sources of long-term financing to repay the bridge facility.

Our ability to repay or refinance the bridge facility prior to its maturity and make the quarterly instalment payments on the term facility depends on a number of factors, some of which are beyond our control. There is no assurance that our expected cash flows from operations in combination with asset sales and other steps being taken will allow us to meet these obligations as they become due.

5	Teck Cominco Limited 2008 Fourth Quarter News Release

Business Unit Results

Our fourth quarter business unit results are presented in the table below:

(in millions of dollars)	Revenues		Operating profit before depreciation and pricing adjustments		Operating profit (loss)
	2008	2007	2008	2007	2008	2007

Copper	$ 145	$ 544	$ 205	$ 367	$ (214)	$ 235
Coal	1,063	218	516	41	486	30
Zinc	392	716	62	283	(82)	187
Gold	63	60	25	19	12	8
Total	$ 1,663	$ 1,538	$ 808	$ 710	$ 202	$ 460

Revenues from operations were $1.7 billion in the fourth quarter of 2008, $125 million higher than the comparable period in 2007. Revenues from coal operations increased by $845 million, with $561 million attributable to our increased ownership interest in Teck Coal and the balance due to significantly higher coal prices compared with a year ago. This was offset by significantly lower copper and zinc prices and negative pricing adjustments of $474 million (before $38 million of royalty charge recoveries) recorded by our copper and zinc operations.

Revenues in the fourth quarter were $2.1 billion before pricing adjustments compared to $1.7 billion in the same period last year.

Our copper business unit generated an operating profit before depreciation and negative pricing adjustments of $205 million in the fourth quarter compared with $367 million in 2007. Copper prices declined sharply by approximately 50% since the end of the third quarter, resulting in $335 million (2007 - $90 million) of negative copper pricing adjustments. After depreciation and negative pricing adjustments, the copper business unit incurred an operating loss of $214 million compared with a $235 million operating profit in the fourth quarter of 2007. This does not include gains totalling $199 million on our copper derivative contracts, which are included in other income and expenses.

Operating profit from our coal business unit was $516 million before depreciation in the fourth quarter, which included one month of earnings reflecting our 40% interest in Teck Coal and two months reflecting our 100% interest starting from October 30, 2008, our acquisition date of the Fording assets. Deducted from operating profits in the fourth quarter was $188 million as a one-time fair value adjustment made to coal inventories on the acquisition of Fording. The revaluation established a higher value for coal inventories, based on current contract prices at the date of acquisition. The adjustment did not affect cash flows. On a 100% basis, coal sales volumes were 4.7 million tonnes in the fourth quarter representing a 22% decline from the same period a year ago, as our customers significantly reduced their coal deliveries in late 2008 in response to lower steel production. Coal prices averaged US$247 per tonne which was significantly higher than US$93 per tonne realized in the fourth quarter of 2007, but lower than our settled 2008 coal year average price of US$275 per tonne. This resulted from the sale of approximately 500,000 tonnes of lower priced thermal and residual 2007 coal year tonnages sold in the quarter at lower prices.

6	Teck Cominco Limited 2008 Fourth Quarter News Release

The operating profit before depreciation and pricing adjustments from our zinc business unit was $62 million in the quarter compared with $283 million in the fourth quarter of 2007, mainly as a result of significantly lower zinc and lead prices and lower zinc sales volumes. Our $82 million operating loss in the fourth quarter included $101 million of negative pricing adjustments compared with $52 million in the fourth quarter of 2007. The Trail metallurgical complex reduced its refined zinc production by approximately 4,000 to 5,000 tonnes per month effective in late November in response to poor market conditions. The duration of this curtailment will depend on market conditions, but will likely continue for at least six months. In addition, we announced in mid-December that due to reduced metal demand and persistent weakness in zinc prices, the Pend Oreille mine will be placed on care and maintenance by the end of February, 2009. Gains totalling $45 million on our zinc derivative contracts are included in other income and expense.

Our gold business unit performed well in the fourth quarter and provided an operating profit of $12 million in the quarter compared with $8 million in the same period a year ago. The increase in operating profit was due to higher realized gold prices.

Our year-to-date business unit results are presented in the table below.

(in millions of dollars)	Revenues	Operating profit before depreciation and pricing adjustments			Operating profit (loss)
	2008	2007	2008	2007	2008	2007

Copper	$ 2,156	$ 2,186	$ 1,552	$ 1,463	$ 882	$ 1,354
Coal	2,428	951	1,226	249	1,160	209
Zinc	2,071	3,052	565	1,418	301	1,180
Gold	249	182	84	35	39	(5)
Total	$ 6,904	$ 6,371	$ 3,427	$ 3,165	$ 2,382	$ 2,738

Average Commodity Prices and Exchange Rates*

	Three months			Year ended
	ended December 31			December 31
	2008	2007	% Change	2008	2007	% Change

Copper (LME Cash - US$/pound)	1.79	3.26	-45%	3.17	3.23	-2%
Coal (realized - US$/tonne)	247	93	+166%	205	98	+109%
Zinc (LME Cash - US$/pound)	0.54	1.19	-55%	0.85	1.47	-42%
Gold (LME PM fix - US$/ounce)	795	789	+1%	872	697	+25%
Molybdenum (published price - US$/pound)	17	32	-47%	29	30	-3%
Lead (LME Cash - US$/pound)	0.56	1.46	-62%	0.95	1.17	-19%
Cdn/U.S. exchange rate (Bank of Canada)	1.21	0.98	+23%	1.07	1.07	-

* The average commodity prices disclosed above are provided for information only. Our actual revenues are determined using commodity prices and other terms and conditions specified in our various sales contracts with our customers. The molybdenum price is the major supplier selling price published in Platts Metals Week.

Sales of metals in concentrate are recognized in revenue on a provisional pricing basis when title transfers and the rights and obligations of ownership pass to the customer, which usually occurs upon shipment. However, final pricing is typically not determined until a subsequent date, often in the

7	Teck Cominco Limited 2008 Fourth Quarter News Release

following quarter. Accordingly, revenue in a quarter is based on current prices for sales occurring in the quarter and ongoing pricing adjustments from sales that are still subject to final pricing. These pricing adjustments result in additional revenues in a rising price environment and reductions to revenue in a declining price environment. The extent of the pricing adjustments also takes into account the actual price participation terms as provided in the concentrate sales agreements. In the fourth quarter of 2008, we had negative pricing adjustments of $474 million ($270 million after royalties, non-controlling interests and income taxes) compared with $142 million ($94 million after royalties, non-controlling interests and income taxes) of negative pricing adjustments in 2007. The amount is comprised of $255 million of pricing adjustments on sales from the previous quarter, and $219 million on current quarter sales that were initially recorded at the average price for the month of shipment and subsequently revalued to quarter end forward curve prices.

At September 30, 2008, outstanding receivables included 157 million pounds of copper provisionally valued at an average of US$2.90 per pound, 296 million pounds of zinc valued at an average of US$0.76 per pound and 96 million pounds of lead provisionally valued at an average of US$0.83 per pound. During the fourth quarter of 2008, 148 million pounds of copper included in the September 30, 2008 receivables were settled at an average final price of US$1.82 per pound, 266 million pounds of zinc were settled at an average final price of US$0.55 per pound and 84 million pounds of lead were settled at an average final price of US$0.60 per pound, resulting in negative after-tax pricing adjustments of $145 million in the quarter. Negative after-tax pricing adjustments on current quarter sales were $125 million.

At December 31, 2008, outstanding receivables included 164 million pounds of copper provisionally valued at an average of US$1.40 per pound, 195 million pounds of zinc valued at an average of US$0.54 per pound and 45 million pounds of lead valued at an average of US$0.42 per pound.

8	Teck Cominco Limited 2008 Fourth Quarter News Release

BUSINESS UNIT RESULTS

The table below shows our share of production and sales of our major commodities.

	Units (000's)	Production				Sales
		Fourth Quarter		Year-to-date		Fourth Quarter		Year-to-date
		2008	2007	2008	2007	2008	2007	2008	2007

Principal products
Copper contained
in concentrate	tonnes	56	58	206	215	60	58	208	216
Copper cathodes	tonnes	28	26	107	37	27	27	106	39
		84	84	313	252	87	85	314	255

Metallurgical coal
Direct share	tonnes	4,172	2,214	11,282	9,024	3,726	2,396	11,042	9,071
Indirect share	tonnes	212	663	2,345	1,552	192	717	2,387	1,589
		4,384	2,877	13,627	10,576	3,918	3,113	13,429	10,660

Refined zinc	tonnes	65	72	270	292	60	78	266	292
Zinc contained
in concentrate	tonnes	149	165	663	699	199	225	678	696

Gold	ounces	75	85	279	285	69	81	278	271

Major by-products
Molybdenum contained
in concentrate	pounds	2,092	2,204	7,119	7,133	1,842	2,063	7,208	7,349

Refined lead	tonnes	21	16	85	76	20	16	85	76

Lead contained
in concentrate	tonnes	28	39	133	146	60	51	149	154

(1)

In August 2007, we acquired the Quebrada Blanca, Andacollo and Duck Pond mines as a result of our acquisition of Aur Resources Inc. Quebrada Blanca and Andacollo produce cathode copper. Duck Pond produces copper and zinc concentrates.

(2)	In April 2007, our Lennard Shelf zinc mine and Pogo gold mine achieved commercial production. The Lennard Shelf zinc mine ceased production in August 2008.
(3)

The direct share of coal production includes our 40% proportionate share of production from Teck Coal until October 30, 2008 prior to our acquisition of Fording and 100% thereafter. The indirect share of coal production was the pro rata share of production represented by our previous investment in units of Fording. We owned approximately 9% of Fording from February 28, 2003 to September 27, 2007 and on September 27, 2007 increased our interest in Fording to 19.95%.

(4)

We include 100% of production and sales from our Highland Valley Copper, Quebrada Blanca and Andacollo mines in our production and sales volumes, even though we own 97.5%, 76.5% and 90%, respectively, of these operations, because we fully consolidate their results in our financial statements. These figures include only our proportionate share of production and sales from Antamina, Lennard Shelf and our gold operations.

9	Teck Cominco Limited 2008 Fourth Quarter News Release

REVENUES AND OPERATING PROFIT

QUARTER ENDED DECEMBER 31

Our revenue, operating profit before depreciation and pricing adjustments and operating profit by business unit is summarized in the table below:

($ in millions)	Revenues	Operating profit (loss) before depreciation and pricing adjustments			Operating profit (loss) (note 4)
	2008	2007	2008	2007	2008	2007
Copper
Highland Valley Copper	$ 67	$ 212	$ 114	$ 150	$ (58)	$ 114
Antamina	2	155	74	149	(47)	105
Quebrada Blanca (note 1)	64	133	22	58	(51)	26
Carmen de Andacollo (note 1)	16	29	3	4	(22)	(4)
Duck Pond (note 1)	(4)	15	(8)	6	(36)	(6)
	145	544	205	367	(214)	235

Coal (note 2)	1,063	218	516	41	486	30

Zinc
Trail (including power sales)	282	382	17	40	4	24
Red Dog	119	358	47	243	(71)	174
Pend Oreille	6	13	(11)	1	(17)	(6)
Lennard Shelf (note 3)	(4)	20	-	(3)	(7)	(7)
Other	13	13	2	3	2	3
Inter-segment sales	(24)	(70)	7	(1)	7	(1)
	392	716	62	283	(82)	187

Gold
Pogo (note 3)	34	23	14	9	5	2
Hemlo	29	37	11	10	7	6
	63	60	25	19	12	8

TOTAL	$ 1,663	$ 1,538	$ 808	$ 710	$ 202	$ 460

(1)	In August 2007, we acquired the Quebrada Blanca, Andacollo and Duck Pond mines as a result of our acquisition of Aur Resources Inc. Results from these operations are effective from August 22, 2007.
(2)

On October 30, 2008, we completed the acquisition of Fording’s assets which increased our direct ownership interest in Teck Coal from 40% to 100%. The results summarized in the above table reflect our increased ownership from October 30, 2008.

(3)

Lennard Shelf and Pogo operations began commercial production starting April 1, 2007 and results from operations are included in earnings from that date. The Lennard Shelf zinc mine ceased production in August 2008.

(4)	After depreciation, amortization and pricing adjustments.

10	Teck Cominco Limited 2008 Fourth Quarter News Release

REVENUES AND OPERATING PROFIT

TWELVE MONTHS ENDED DECEMBER 31

($ in millions)	Revenues	Operating profit (loss) before depreciation and pricing adjustments			Operating profit (loss) (note 4)
	2008	2007	2008	2007	2008	2007

Copper
Highland Valley Copper	$789	$ 1,115	$ 611	$ 758	$ 378	$ 737
Antamina	569	775	505	592	336	565
Quebrada Blanca (note 1)	574	215	317	91	161	55
Carmen de Andacollo (note 1)	142	46	86	11	37	1
Duck Pond (note 1)	82	35	33	11	(30)	(4)
	2,156	2,186	1,552	1,463	882	1,354

Coal (note 2)	2,428	951	1,226	249	1,160	209

Zinc
Trail (including power sales)	1,442	1,839	208	396	157	345
Red Dog	703	1,434	350	966	171	819
Pend Oreille	41	70	(10)	21	(27)	(6)
Lennard Shelf (note 3)	26	47	(7)	8	(23)	(4)
Other	50	49	7	11	6	10
Inter-segment sales	(191)	(387)	17	16	17	16
	2,071	3,052	565	1,418	301	1,180

Gold
Pogo (note 3)	130	59	55	16	23	(1)
Hemlo	119	123	29	19	16	(4)
	249	182	84	35	39	(5)

TOTAL	$ 6,904	$ 6,371	$3,427	$3,165	$ 2,382	$ 2,738

(1)	In August 2007, we acquired the Quebrada Blanca, Andacollo and Duck Pond mines as a result of our acquisition of Aur Resources Inc. Results from these operations are effective from August 22, 2007.
(2)

On October 30, 2008, we completed the acquisition of Fording’s assets which increased our direct ownership interest in Teck Coal from 40% to 100%. The results summarized in the above table reflect our increased ownership from October 30, 2008.

(3)

Lennard Shelf and Pogo operations began commercial production starting April 1, 2007 and results from operations are included in earnings from that date. The Lennard Shelf zinc mine ceased production in August 2008.

(4)	After depreciation, amortization and pricing adjustments.

11	Teck Cominco Limited 2008 Fourth Quarter News Release

COPPER

Highland Valley Copper (97%)

Operating results at the 100% level are summarized in the following table:

	Three months ended December 31		Year ended December 31
	2008	2007	2008	2007

Tonnes milled (000's)	11,871	11,798	44,888	42,593

Copper
Grade(%)	0.34	0.36	0.32	0.37
Recovery(%)	84.1	82.0	83.6	87.9
Production(000'stonnes)	34.1	34.6	119.3	139.5
Sales(000'stonnes)	37.7	32.9	122.3	140.2

Molybdenum
Production(million pounds)	1.6	1.3	4.2	4.1
Sales(million pounds)	1.3	1.2	4.0	4.0

Cost of sales ($ millions)
Operating costs	$ 101	$ 81	$ 331	$ 308
Distribution costs	$ 10	$ 7	$ 32	$ 31
Depreciation and amortization	$ 14	$ 10	$ 48	$ 39

Operating Profit (loss) ($ millions)
Before depreciation	$ (44)	$ 124	$ 426	$ 776
After depreciation	$ (58)	$ 114	$ 378	$ 737

Highland Valley Copper’s operating profit, before pricing adjustments, was $100 million in the fourth quarter, compared with $140 million a year ago. Negative pricing adjustments of $158 million were recorded in the quarter compared with $26 million in the fourth quarter of 2007.

Copper production in the fourth quarter was similar to last year as lower ore grades were offset by improved mill recoveries. Copper recoveries are expected to remain similar to current levels for the first half of 2009 while a high percentage of ore is drawn from the clay bearing Lornex pit, but these recoveries are forecast to improve to between 86% and 88% by the end of 2009. Lornex ore accounted for 52% of mill throughput compared with 43% in the fourth quarter of 2007.

Two geotechnical failures in the Valley pit in the latter part of 2008 are expected to be fully remediated by the end of the first quarter of 2009. As a result of these failures, pre-production stripping of the east wall in the Valley pit is now scheduled for completion in the third quarter of 2009. After this stripping is complete, work will commence on the construction of a 3.5 million tonne buttress to provide long term stability of the east wall. Pre-production stripping of the west wall in the Valley pit will start in late 2009, although the majority of west wall stripping activity has been deferred to 2010. West wall stripping is scheduled for completion in 2013. It is anticipated that the mine permit amendment for this next phase of mine life extension will be received by mid 2009.

12	Teck Cominco Limited 2008 Fourth Quarter News Release

Antamina (22.5%)

Operating results at the 100% level are summarized in the following table:

	Three months ended December 31		Year ended December 31
	2008	2007	2008	2007

Tonnes milled (000's)
Copper-only ore	4,866	5,757	18,578	20,326
Copper-zinc ore	3,192	1,199	11,860	10,848

	8,058	6,956	30,438	31,174
Copper (note 1)
Grade (%)	1.25	1.47	1.25	1.21
Recovery (%)	88.6	94.1	89.1	89.1
Production (000's tonnes)	87.9	90.0	343.7	329.9
Sales (000's tonnes)	90.5	100.1	338.2	326.9

Zinc (note 1)
Grade (%)	3.13	3.52	3.51	3.03
Recovery (%)	83.0	88.4	85.3	87.3
Production (000's tonnes)	83.0	43.0	347.8	291.7
Sales (000's tonnes)	94.6	43.4	347.4	292.5

Molybdenum
Production (million pounds)	2.4	4.5	13.4	14.1
Sales (million pounds)	2.6	4.0	14.7	15.3

Cost of sales (US$ millions)
Operating costs	$ 151	$ 107	$ 474	$ 395
Distribution costs	$ 32	$ 25	$ 149	$ 99
Royalties and other costs (note 2)	$ (22)	$ 18	$ 138	$ 141
Depreciation and amortization	$ 36	$ 37	$ 141	$ 140

Our 22.5% share of operating profit (loss) ($ millions)
Before depreciation	$ (37)	$ 112	$ 368	$ 597
After depreciation	$ (47)	$ 105	$ 336	$ 565

(1)	Copper ore grades and recoveries apply to all of the processed ores. Zinc ore grades and recoveries apply to copper-zinc ores only.
(2)	In addition to royalties paid by Antamina, we also pay a royalty to the vendor of our interest in Antamina equivalent to 7.4% of our share of cash flow distributed by the mine.

Our 22.5% share of Antamina’s operating profit, before pricing adjustments, declined to $64million in the fourth quarter compared with $142 million in the same period last year. The decline in operating profit was due to significantly lower copper and zinc prices. Our share of negative pricing adjustments in the fourth quarter was $111 million compared with negative pricing adjustments of $37 million in the same period a year ago.

13	Teck Cominco Limited 2008 Fourth Quarter News Release

Operating costs increased by US$44 million (100% basis) in the fourth quarter compared with the same period last year due mainly to a US$30 million electricity rate adjustment provided for in the quarter.

Copper production in the fourth quarter was slightly lower than a year ago at 87,900 tonnes, while zinc production almost doubled to 83,000 tonnes due mainly to the processing of a significantly greater amount of copper-zinc ores in the quarter compared with last year.

Quebrada Blanca (76.5%)

Operating results at the 100% level are summarized in the following table:

	Three months ended December 31		Year ended December 31
	2008	2007	2008	2007

Tonnes placed (000's)
Heap leach ore	1,799	1,778	7,506	2,608
Dump leach ore	2,351	3,138	10,120	3,769

	4,150	4,916	17,626	6,377
Grade (TCu%) (note 1)
Heap leach ore	1.20	1.14	1.26	1.23
Dump leach ore	0.53	0.52	0.56	0.53

Production (000's tonnes)
Heap leach ore	16.8	15.9	65.0	22.9
Dump leach ore	4.9	5.4	20.4	7.5

	21.7	21.3	85.4	30.4

Sales (000's tonnes)	21.4	22.4	84.8	32.1

Cost of sales (US$ million)
Operating costs	$ 60	$ 52	$ 239	$ 72
Inventory adjustments (note 2)	$ 4	$ 43	$ 41	$ 71
Distribution costs	$ 2	$ -	$ 9	$ 1
Depreciation and amortization	$ 29	$ 12	$ 99	$ 16

Operating profit (loss) ($ millions)
Before depreciation	$ (17)	$ 38	$ 267	$ 71
After depreciation	$ (51)	$ 26	$ 161	$ 55

(1)	TCu% is the percent assayed total copper grade.
(2)	Inventory adjustments consist of mark-to-market adjustments of work in process inventory at the time of the acquisition of the mine, which are being charged to earnings as the inventory is sold.
(3)	Results do not include a provision for the minority interests’ 23.5% share of Quebrada Blanca.
(4)	In August 2007, we acquired the Quebrada Blanca mine as a result of our acquisition of Aur Resources Inc.

14	Teck Cominco Limited 2008 Fourth Quarter News Release

Quebrada Blanca incurred an operating loss of $12 million before $39 million of negative pricing adjustments in the fourth quarter. This compares with an operating profit of $89 million in the fourth quarter of 2007, before negative pricing adjustments of $20 million and $43 million in respect of inventory revaluations to fair value on the acquisition of the mine from Aur Resources.

Copper production and sales volumes in the fourth quarter were similar to last year at 21,700 tonnes and 21,400 tonnes, respectively.

As part of our capital spending reductions for 2009, we have deferred the study for the potential Quebrada Blanca hypogene project.

Carmen de Andacollo (90%)

Operating results at the 100% level are summarized in the following table:

	Three months ended December 31		Year ended December 31
	2008	2007	2008	2007

Tonnes placed (000's)
Heap leach ore	1,040	869	3,828	1,289
Dump leach ore	267	173	711	344

	1,307	1,042	4,539	1,633
Grade (TCu%) (note 1)
Heap leach ore	0.61	0.55	0.64	0.54
Dump leach ore	0.27	0.23	0.27	0.23

Production (000's tonnes)
Heap leach ore	4.6	4.0	16.5	5.5
Dump leach ore	0.9	0.6	4.6	0.9

	5.5	4.6	21.1	6.4

Sales (000's tonnes)	5.3	4.6	20.9	6.6

Cost of sales (US$ million)
Operating costs	$ 19	$ 10	$ 54	$ 13
Inventory adjustments (note 2)	$ -	$ 17	$ 8	$ 24
Distribution costs	$ 1	$ -	$ 3	$ -
Depreciation and amortization	$ 11	$ 6	$ 32	$ 8

Operating profit (loss) ($ millions)
Before depreciation	$ (8)	$ 2	$ 72	$ 9
After depreciation	$ (22)	$ (4)	$ 37	$ 1

(1)	TCu% is the percent assayed total copper grade.
(2)	Inventory adjustments consist of mark-to-market adjustments of work in process inventory at the time of the acquisition of the mine, which are being charged to earnings as the inventory is sold.
(3)	Results do not include a provision for the minority interests’ 10% share of Andacollo.
(4)	In August 2007, we acquired the Carmen de Andacollo mine as a result of our acquisition of Aur Resources Inc.

15	Teck Cominco Limited 2008 Fourth Quarter News Release

Andacollo incurred an operating loss of $11 million in the fourth quarter before negative price adjustments of $11 million. Operating profit in the fourth quarter of 2008 was also negatively affected by a $6 million inventory write-down as in-process and finished goods inventories were written-down to their net realizable value. This charge was included in operating costs.

Operating profit was $15 million in the fourth quarter of 2007, before negative price adjustments of $2 million and $17 million in respect of inventory revaluations to fair value on the acquisition of the mine from Aur Resources.

Copper production was 5,500 tonnes in the fourth quarter compared with 4,600 tonnes in the same period last year due to improved copper recoveries.

The development of Andacollo’s concentrate project is progressing according to plan. The development consists of the construction of a 55,000 tonne per day concentrator and tailings facility and is expected to produce 76,000 tonnes (168 million pounds) of copper and 53,000ounces of gold in concentrate annually over the first 10 years of the project. The capital cost forecast for the project is US$410 million using a US$1 = 535 Chilean pesos exchange rate, of which US$249 million has been spent from inception to December 31, 2008. The project is expected to be commissioned in the fourth quarter of 2009 and achieve commercial production in the first half of 2010.

Duck Pond (100%)

Duck Pond incurred a $36 million operating loss in the fourth quarter, after recording $16 million of negative pricing adjustments and an inventory write-down of $10 million. Copper and zinc production in the fourth quarter improved from the previous quarter at 3,500 tonnes and 5,500 tonnes, respectively. Sales volumes in the fourth quarter were lower than production volumes at 3,000 tonnes respectively each for copper and zinc due to the timing of shipments.

Underground ramp development to the lower part of the orebody is expected to be complete in the second quarter of 2009 which will allow access to new production areas.

Development Projects

We have reduced our planned capital spending for 2009. These reductions include the deferral of study and planning costs at both the Quebrada Blanca hypogene project and the Relincho project in Chile, our withdrawal from the Petaquilla copper project in Panama and reduced spending for our Galore Creek project in British Columbia. As a result of our withdrawal from the Petaquilla project we have no further funding obligations in respect to this project and we recorded a $22 million pre-tax, non-cash charge to earnings in the fourth quarter.

Galore Creek

During the fourth quarter the optimization study for the Galore Creek project was completed. The final configuration resulted in the permanent facilities associated with the concentrator and tailings disposal located outside the Galore Valley. The site would be linked to the concentrator through a realigned 11 kilometre tunnel. With the relocation of the operating facilities outside of the Galore Valley and the new tunnel, the access to the site from Highway 37 has been shortened from a 137 kilometre road with a 4 kilometre tunnel to an approximate 90 kilometre road with an 11 kilometre tunnel. The concentrate will be pipelined the entire way to the Port of

16	Teck Cominco Limited 2008 Fourth Quarter News Release

Stewart, rather than pipelined to a location near Highway 37 and trucked the remaining distance. This will require the relocation of the filter plant to the Port of Stewart. Due to the present economic situation the decision was made not to proceed with updating the final feasibility based upon the results of the optimization study, but rather place the Galore site on care and maintenance.

In February 2009, we amended certain provisions of the partnership agreement relating to the Galore Creek Project. Under the amended agreement, our remaining committed funding on Galore Creek has been reduced to approximately $36 million, which must be contributed by December 31, 2012. While we are making these committed contributions, which will represent 100% of project funding, we will have a casting vote on the Galore Creek management committee with respect to the timing and nature of expenses to be funded. The new funding arrangements replace the arrangements agreed by us and NovaGold in November 2007, pursuant to which we had committed to spend an additional $72 million on studies to reassess the Galore Creek Project, of which $15.8 million had been spent to December 31, 2008, in addition to our share of other project costs.

COAL

Teck Coal (100% (note 1))

Operating results at the 100% level are summarized in the following table:

	Three months ended December 31		Year ended December 31
	2008	2007	2008	2007

Production (000's tonnes)	5,235	5,535	23,009	22,561

Sales (000's tonnes)	4,688	5,990	22,978	22,677

Average sale price
US$/tonne	$ 247	$ 93	$ 205	$ 98
C$/tonne	$ 285	$ 91	$ 220	$ 105

Operating expenses (C$/tonne)
Cost of product sold	$ 58	$ 41	$ 53	$ 42
Inventory adjustments	$ 50	$ -	$ 17	$ -
Transportation	$ 39	$ 33	$ 39	$ 35
Depreciation and amortization	$ 8	$ 5	$ 6	$ 5

Our share of operating profit ($ millions) (note 1)
Before depreciation	$ 516	$ 41	$ 1,226	$ 249
After depreciation	$ 486	$ 30	$ 1,160	$ 209

(1)	Results of Teck Coal represent our 100% direct interest commencing October 30, 2008 and 40% prior to that date.

On October 30, 2008, we acquired all the assets of Fording, which primarily consisted of Fording’s 60% interest in Teck Coal (formerly Elk Valley Coal Partnership). In aggregate, we paid a net $11.8 billion in

17	Teck Cominco Limited 2008 Fourth Quarter News Release

cash and issued 36.8 million Class B subordinate voting shares in consideration for the Fording assets. The acquisition of Fording’s assets added substantially to our operating profits and cash flows. The transaction increased our interest in the partnership from our effective 52% to a 100% direct interest.

We began to fully consolidate the results of Teck Coal from October 30, 2008. Upon acquisition, we allocated the acquisition cost of Fording, which required us to revalue production inventories to their fair value based on current coal contract prices. This adjustment totalled $188 million at October 30, all of which was charged to earnings in the fourth quarter as all of the corresponding inventories were sold by December 31, 2008. This adjustment reduced our operating profit in the quarter, but did not reduce cash flows.

Our share of Teck Coal’s operating profit in the fourth quarter increased significantly to $486 million compared with $30 million in 2007, despite the acquisition inventory adjustment. The increase was due to our increased ownership and a substantial increase in 2008 coal year contract prices, partially offset by an increase in operating costs and higher transportation costs, which are partly tied to the coal price. Approximately 300,000 tonnes of thermal coal and 190,000 tonnes of carryover tonnage from the 2007 coal year were sold in the quarter, which reduced the average price by US$24 per tonne to US$247 per tonne in the fourth quarter.

Coal sales of 4.7 million tonnes in the fourth quarter were 22% lower than a year ago as our customers significantly reduced their coal deliveries in late 2008 in response to lower steel production.

Coal production in the fourth quarter of 2008 decreased by 5% to 5.2 million tonnes compared with the same period last year. Production levels were reduced in the latter part of the fourth quarter in response to lower customer demand. In addition, production at the Elkview and Cardinal River mines was disrupted during the fourth quarter by unexpected mechanical breakdowns. These mechanical problems were resolved before year end.

The unit cost of product sold increased to $58 per tonne compared with $41 per tonne for the fourth quarter of 2007. Lower production volumes, higher strip ratios and input costs contributed to the increase. Our mine plans, which are designed to maximize the value of the reserves over the long-term, require higher strip ratios in 2009 and for the next several years. Labour costs increased as a result of new compensation programs implemented during the third quarter of 2008 that are intended to help us compete for skilled labour. The new compensation programs include an employee profit sharing plan that will pay in accordance with the coal division’s overall profitability levels.

Unit transportation costs increased by 18% to $39 per tonne from the fourth quarter of 2007 due primarily to the coal price participation provisions contained in certain port loading contracts with Westshore Terminals and higher contractual rail rates for eastbound shipments, partially offset by lower vessel demurrage charges in the fourth quarter of 2008.

As at December 31 2008, there was approximately 500,000 tonnes of carryover remaining under lower priced 2007 coal year contracts, substantially all of which is expected to be delivered in the first quarter of 2009.

18	Teck Cominco Limited 2008 Fourth Quarter News Release

ZINC

Trail (100%)

Operating results at the 100% level are summarized in the following table:

	Three months ended December 31		Year ended December 31
	2008	2007	2008	2007

Metal production
Zinc (000's tonnes)	65.4	72.2	269.9	291.9
Lead (000's tonnes)	20.7	16.9	85.0	76.4

Metal sales
Zinc (000's tonnes)	60.7	78.5	266.4	292.1
Lead (000's tonnes)	19.9	16.0	85.0	76.3

Power
Surplus power sold (GW.h )	196	208	1,007	1,130
Power price (US$/MW.h)	$ 57	$ 64	$ 62	$ 51

Cost of sales ($ millions)
Concentrates	$ 149	$ 229	$ 785	$ 1,010
Operating costs	$ 94	$ 94	$ 352	$ 348
Distribution costs	$ 22	$ 19	$ 97	$ 85
Depreciation and amortization	$ 13	$ 16	$ 51	$ 51

Operating profit ($ millions) before depreciation
Metal operations	$ 5	$ 27	$ 146	$ 336
Power sales	$ 12	$ 13	$ 62	$ 60
	$ 17	$ 40	$ 208	$ 396
Operating profit (loss) ($ millions) after depreciation
Metal operations	$ (5)	$ 15	$ 107	$ 297
Power sales	$ 9	$ 9	$ 50	$ 48
	$ 4	$ 24	$ 157	$ 345

The Trail metallurgical complex reduced its refined zinc production by approximately 4,000 to 5,000 tonnes per month effective in late November in response to changing market conditions. The duration of this curtailment will depend on market conditions, but will likely continue for at least six months. Refined lead production will not be affected and power sales are anticipated to increase by about 15 gigawatt hours per month during this period, which will improve Trail’s profitability.

Trail metal operations incurred an operating loss of $5 million in the fourth quarter compared with an operating profit of $15 million in the same period last year due to the significant decline in the prices of zinc, lead and silver. In addition, refined zinc sales volumes decreased 23% compared with the same period a year ago as a result of implementing the production curtailments in late November.

19	Teck Cominco Limited 2008 Fourth Quarter News Release

Refined lead production and sales volumes were higher in the fourth quarter compared with a year ago, as the lead smelter and refinery facilities were shutdown for approximately one month last year to allow for scheduled maintenance of the KIVCET furnace.

Operating profit from surplus power sales in the fourth quarter was $9 million, the same as a year ago. Power prices remained strong in the fourth quarter and averaged US$57 per megawatt hour compared with US$64 per megawatt hour in the same period last year.

Upper Columbia River Basin (Lake Roosevelt)

The litigation concerning historic discharges by Teck Cominco Metals Ltd. (“TCML”) of smelter slag into the Upper Columbia River continued in the quarter.

Following the denial of our petition for review by the U.S. Supreme Court in January 2008, the Lake Roosevelt litigation reverted to the Federal District Court for Eastern Washington. Judgment on the first phase of the litigation dealing with issues associated with an EPA order issued in December, 2003 and withdrawn in June 2008 was delivered on September 19, 2008. All of the claims associated with the order were dismissed including the plaintiffs’ claims for costs and attorneys’ fees. On October 3, 2008, the plaintiffs filed a joint motion for partial reconsideration of the decision. In November, 2008, TCML filed a motion to stay the plaintiffs’ CERCLA cost recovery declaratory relief claim. On December 30, 2008, the Court denied the motion, and discovery and briefing of the liability phase of the litigation will occur in 2009. The hearing of the liability phase of the litigation is scheduled for October 2010.

The hearing of the plaintiffs’ claims for natural resource damages and costs has been deferred until the remedial investigation and feasibility study being conducted by TCML’s affiliate Teck American Incorporated (“TCI”) under the EPA Agreement (“Agreement”) have been substantially advanced or completed. Natural resource damages (“NRD”) are assessed for injury to, destruction of, or loss of natural resources including the reasonable cost of a damage assessment. TCI commissioned a study by recognized experts in NRD assessment in 2008. Based on the assessment performed, TCML does not expect that the compensable value of such damage will be material.

TCI will continue to fulfill its obligations under the settlement agreement reached with the United States and the EPA in June 2006 and complete the remedial investigation and feasibility study. A comprehensive work plan for the site was approved by the EPA late in 2008, and, subject to acquiring required permits, TCI expects to commence field work on the RI/FS in the second quarter of 2009. The settlement agreement is not affected by the litigation.

There can be no assurance that TCML will ultimately be successful in its defense of the litigation or that TCML or its affiliates will not be faced with further liability in relation to this matter. Until the studies contemplated by the Agreement and additional damage assessments are completed, it is not possible to estimate the extent and cost, if any, of remediation or restoration that may be required to assess the company’s potential liability for damages. The studies may conclude, on the basis of risk, cost, technical feasibility or other grounds, that no remediation should be undertaken. If remediation is required and damage to resources found, the cost of remediation and/or the damage assessment may be material.

20	Teck Cominco Limited 2008 Fourth Quarter News Release

Red Dog (100%)

Operating results at the 100% level are summarized in the following table:

	Three months ended December 31		Year ended December 31
	2008	2007	2008	2007

Tonnes milled (000's)	742	810	3,050	3,381

Zinc
Grade(%)	18.8	20.1	20.1	20.2
Recovery(%)	82.3	82.0	84.1	84.2
Production(000'stonnes)	115.2	134.3	515.2	575.4
Sales(000'stonnes)	164.7	191.9	528.4	575.7

Lead
Grade(%)	4.9	6.6	6.0	6.1
Recovery(%)	60.7	60.9	67.0	65.9
Production(000'stonnes)	26.1	36.1	122.6	136.2
Sales(000'stonnes)	58.7	46.3	138.9	144.3

Cost of sales (US$ millions)
Operating costs	$ 71	$ 57	$ 194	$ 193
Distribution costs	$ 43	$ 37	$ 122	$ 104
Royalties (NANA and State)	$ 22	$ 75	$ 111	$ 230
Depreciation and amortization	$ 22	$ 20	$ 63	$ 60

Operating profit (loss)
Before depreciation	$ (45)	$ 194	$ 240	$ 885
After depreciation	$ (71)	$ 174	$ 171	$ 819

Red Dog’s operating profit, before pricing adjustments, declined to $21 million in the fourth quarter compared with $223 million in the same period last year. The decline in operating profit was due to significantly lower zinc and lead prices and to a 14% decrease in zinc sales volumes due to deferred timing of certain consignment sales. Negative pricing adjustments of $92 million were recorded in the fourth quarter compared with $49 million in the fourth quarter of 2007.

Zinc production in the fourth quarter decreased by 14% to 115,200 tonnes compared with the same period last year as a result of reduced mill throughput and lower ore grades. In October, the shaft in the main crusher failed at the same time the secondary crusher was down for a maintenance overhaul. As a result of the lack of crushed ore, the mill shut down for 5 days and then ran at approximately 65% of capacity for another 6 days in the latter part of October.

21	Teck Cominco Limited 2008 Fourth Quarter News Release

Red Dog’s 2008 shipping season began on July 11, 2008 and was completed on October 27, 2008 with a total of 916,000 tonnes of zinc concentrate and 245,000tonnes of lead concentrate shipped from the mine. Metals in concentrate available for sale at January 1, 2009 are approximately 221,000tonnes of zinc in concentrate. All offsite lead inventories had been depleted as at December 31, 2008. We expect to sell 85,000 tonnes of the zinc in the first quarter of 2009, 80,000 tonnes in the second quarter and the balance in the third quarter.

We continue to work towards the approval of a Supplemental Environmental Impact Statement (“SEIS”) for the Aqqaluk deposit, the next ore body scheduled to be developed by Red Dog. The renewal of the mine’s effluent discharge permit will be addressed in conjunction with the SEIS. The period for public comment on the draft SEIS expired in February 2009 and several parties provided extensive comments. EPA’s decision is expected in the third quarter and the parties who have commented have the right to appeal. If an appeal is filed, the issuance of the permit may be delayed, which may affect our mining plans. In the interim, we are working with NANA and the EPA to ensure that the mine can discharge sufficient water to maintain a reasonable water balance in the tailings impoundment under its existing water discharge permit.

In September 2008, we entered into a settlement with the plaintiffs from the Village of Kivalina who had filed a complaint alleging violations of the Clean Water Act. A consent decree constituting a full and complete settlement of the claims has been entered with the court. The cost of the settlement was not material.

Other Zinc Mines

In mid-December, we announced that due to reduced metal demand and persistent weakness in zinc prices, the Pend Oreille mine will be temporarily shut down by the end of February, 2009. As a result, we wrote down the mine assets by $51 million in the fourth quarter.

Pend Oreille recorded an operating loss of $17 million in the fourth quarter as a result of significantly lower zinc prices, $2 million of negative pricing adjustments and $8 million for closure and severance costs. This compares with a $6 million operating loss in the same period a year ago.

22	Teck Cominco Limited 2008 Fourth Quarter News Release

GOLD

Pogo (40%)

Operating results at the 100% level are summarized in the followingtable:

	Three months ended December 31		Year ended December 31
	2008	2007	2008	2007

Tonnes milled (000's)	187	182	742	649
Grade (grams/tonne)	18.2	15.7	17.2	14.7
Mill recovery (%)	81.0	87.6	83.8	84.4
Production (000's ounces)	89	81	347	260
Sales (000's ounces)	87	74	351	233
Cash operating cost per ounce (US$)	$ 464	$ 514	$ 500	$ 515(1)
Our share of operating profit (loss)
Before depreciation	$ 14	$ 9	$ 55	$ 16
After depreciation	$ 5	$ 2	$ 23	$ (1)

(1)	Operating results prior to April 1, 2007, the date the operation achieved commercial production, were capitalized as start-up costs.

Pogo’s gold production in the fourth quarter was 89,000 ounces compared with 81,000 ounces in the same period a year ago. Higher ore grades in the quarter were partly offset by lower mill recoveries primarily in the sulphide floatation circuit. Metallurgical test work is ongoing to identify the problem.

Gold sales were 87,000 ounces in the fourth quarter at an average realized price of US$798 per ounce compared with 74,000 ounces and a realized price of US$796 per ounce in the fourth quarter of 2007. Our 40% share of Pogo’s operating profit was $5 million in the fourth quarter compared with $2 million in the same period last year due mainly to higher gold prices and improved production levels.

23	Teck Cominco Limited 2008 Fourth Quarter News Release

Hemlo Mines (50%)

Operating results at the 100% level are summarized in the followingtable:

	Three months ended December 31		Year ended December 31
	2008	2007	2008	2007

Tonnes milled (000's)	759	812	2,775	3,036
Grade (grams/tonne)	3.2	4.0	3.1	3.7
Mill recovery (%)	94.3	94.5	94.4	94.1
Production (000's ounces)	74	100	260	337
Sales (000's ounces)	62	97	255	330
Cash operating cost per ounce (US$)	$ 483	$ 541	$ 640	$ 568
Our 50% share of operating profit (loss) ($ millions)
Before depreciation	$ 11	$ 10	$ 29	$ 19
After depreciation	$ 7	$ 6	$ 16	$ (4)

Hemlo’s gold production of 74,000 ounces in the fourth quarter was consistent with the current mining plan, but represents a decrease of 26% compared with the same period last year due to lower ore grades. Most high grade sections of the mine have now been depleted, and a greater percentage of mill feed is expected to come from the lower grade open pit. Cash operating costs increased to $584 (US$483) per ounce compared with $531 (US$541) per ounce in the fourth quarter of 2007 due to the effect of lower production levels. The decrease in the US dollar unit operating costs was due to the effect of a stronger US dollar.

Gold sales of 62,000ounces in the fourth quarter were lower than production due to the timing of shipments and the average realized price was US$797 per ounce. This compares with sales of 97,000 ounces and a realized price of US$789 per ounce in the same period last year.

Hemlo’s operating profit was $7 million in the fourth quarter compared with $6 million last year.

ENERGY

Fort Hills Project

In November 2008, together with our partners in the Fort Hills project, we announced that we will defer the final investment decision in the mining portion of the project until a cost estimate consistent with the current market environment can be established. The partners now anticipate making a final investment decision in 2009. The upgrader portion of the project has been put on hold and a decision on whether to proceed with the upgrader will be made at a later date. As a result of the decision to defer the upgrader portion of the project, we have recorded a $90 million after-tax impairment charge against our investment in Fort Hills.

24	Teck Cominco Limited 2008 Fourth Quarter News Release

The partners remain committed to the retention of the oil sands leases and are holding discussions with the Government of Alberta on the current lease term. Proceeding with the project is also subject to certain regulatory approvals. In October 2008, the Alberta Energy Resources Conservation Board (the “ERCB”) released its decision regarding the proposed mine amendment requested by Petro-Canada on behalf of the Fort Hills Partnership. The decision, which is subject to Order in Council, provides for the required revision to the mine footprint to enable construction to proceed for the first phase of the mine and extraction portion of the Fort Hills project. The ERCB have requested a revised assessment of the cumulative effects and mine plan by December 31, 2009 to facilitate the request to increase the total recoverable resource. The regulatory hearing on the Sturgeon County upgrader was convened in the second half of 2008 and the ERCB decision report was released in January 2009. The decision, which is subject to Order in Council, found the upgrader to be in the public interest and approved the project subject to conditions and the commitments made by Petro-Canada.

At December 31, 2008, our 20% interest in the Fort Hills project represents 776 million barrels of recoverable bitumen based on Sproule Unconventional Limited’s (“Sproule”) best estimate of the contingent bitumen resource of 3.88 billion barrels of recoverable bitumen, with a low estimate of 2.1 billion barrels and a high estimate of 4.35 billion barrels, on a 100% basis.

We remain committed to our diversification strategy including our relatively recent addition of oil sands and the formation of the Energy business unit. We continue to regard Fort Hills as an attractive, long term asset. However, in light of the significant cost of participation in a near-term oil sands project at this stage of the business and commodity cycle, we are exploring strategic alternatives.

Frontier and Equinox Projects

The Teck /UTS Joint Venture completed 353 core holes in the first quarter of 2008, of which 325 holes were in the Frontier Project area. Full assay and test results have been completed on the cores from the 2007/2008 winter exploration program, the geological model has been updated and a contingent resource estimate has been prepared by Sproule for the southern portion of the Frontier project. As at December 31, 2008, Sproule, as independent reserve evaluators, presented a contingent resource estimate for the southern portion of the Frontier project. Our 50% interest in the Frontier project represents 774 million barrels of recoverable bitumen based on Sproule’s best estimate of the contingent bitumen resource of 1.55 billion barrels of recoverable bitumen, with a low estimate of 980 million barrels and a high estimate of 2.55 billion barrels, on a 100% basis.

Engineering studies continue on the Equinox Project, which included running a 1,500 tonne bulk sample through a pilot plant in the second half of 2008 to develop process design parameters for both the Equinox and Frontier Projects. A Design Basis Memorandum (“DBM”) study is expected to be completed on Equinox in the first quarter of 2009. The joint venture continues to advance the project through the permitting process. Engineering studies are expected to start on the Frontier Project in 2009. At December 31, 2008, our 50% interest in the Equinox project represents 166 million barrels of recoverable bitumen based on Sproule’s best estimate of the contingent bitumen resource of 333 million barrels of recoverable bitumen, with a low estimate of 230 million barrels and a high estimate of 380 million barrels, on a 100% basis.

Contingent Resource Estimates

25	Teck Cominco Limited 2008 Fourth Quarter News Release

Volumes of contingent bitumen resources are calculated at the outlet of the proposed extraction plant. There is no certainty that it will be commercially viable to produce any portion of the contingent bitumen resources.

Contingent resources are defined in the Canadian Oil and Gas Evaluation Handbook as published by the Canadian Section of the Society of Petroleum Evaluation Engineers as those quantities of petroleum estimated, as of a given date, to be potentially recoverable from known accumulations using established technology or technology under development, but which are not currently considered to be commercially recoverable due to one or more contingencies. Contingencies may include factors such as economic, legal, environmental, political and regulatory matters or a lack of markets. It is also appropriate to classify as ''contingent resources'' the estimated discovered recoverable quantities associated with a project in the early project stage.

There is no certainty that any of the Fort Hills Project, the Equinox Project or the Frontier Project will produce any portion of the volumes currently classified as "contingent resources". The primary contingencies which currently prevent the classification of the contingent resources disclosed above as reserves consist of: current uncertainties around the specific scope and timing of the development of each of the Fort Hills Project, the Equinox Project or the Frontier Project; lack of regulatory approvals for certain aspects of such projects; the uncertainty regarding marketing plans for production from the subject areas; improved estimation of project costs; commodity price fluctuations; in the case of the Fort Hills Project, the acceptance within the Fort Hills partnership of the updates to the Fort Hills Project scope, timing, costs estimates and final Board of Directors approval of each of the Fort Hills partnership general and limited partners; and those other risks and contingencies described below under “Cautionary Statement on Forward-Looking Information” and in the public filings described there. Contingent resources do not constitute, and should not be confused with, reserves. There is no certainty that it will be commercially viable to produce any portion of the contingent bitumen resources.

Regulatory Developments

In January of 2008, the Government of Alberta announced a plan to reduce carbon emissions intensity to 50% below 1990 levels by 2020. Major emitters (those over 100,000 tonnes per year) are required to reduce their emissions intensity by 12% as compared to their established baseline. For new construction projects, the plan is applicable three years after start up. We are reviewing the effect of this legislation on our oil sands projects.

COSTS AND EXPENSES

Administration and general expenses were $4 million in the fourth quarter, $16 million less than the same period last year. The decrease is due to a decline in our share price, which resulted in a reduction of our stock based compensation expense recorded in earlier periods.

Interest and financing expense was $128 million in the fourth quarter compared with $21 million a year earlier. The increase in interest expense is a result of the additional debt incurred to finance the acquisition of Fording. In addition, the value of pre-existing debt and the related interest charges were adversely affected by the strengthening of the US dollar in the period. Our average interest rate in the period was approximately 4% as interest on the new debt is based on LIBOR rates which are at historically low levels.

26	Teck Cominco Limited 2008 Fourth Quarter News Release

Other expenses of $27 million in the fourth quarter included a number of items which were one-time gains or losses related to the re-pricing of our assets and liabilities due to changes in commodity prices. Expenses in the quarter included a $292 million charge in respect of marketable securities we own in development stage companies, whose decline in value is considered other-than-temporary. These investments are marked to market each period through other comprehensive income and this charge represents a transfer from other comprehensive income to regular earnings and did not affect their carrying values or our shareholders’ equity. While these items have a significant effect on our earnings, they are non-cash and do not affect our cash flows from operations. In addition, we also recorded environmental provisions in respect of legacy matters totalling $58 million.

Gains recorded in other expense included our copper and zinc derivatives totalling $248 million and revaluation gains on our US dollar debt totalling $62 million. The commodity derivative gains related mainly to our copper positions taken out in October of this year. Of this amount, realized gains totalled $77 million, while mark to market gains for open positions extending through the first quarter of 2009 were $122 million. Debt revaluation net losses totalled $112 million, of which gains of $62 million were recorded in other income and $174 million of losses in other comprehensive income. The portion charged to other comprehensive income relates to that portion of our US dollar debt which is designated as a hedge against our investments in subsidiaries whose functional currency is the US dollar.

We recorded a total of $577 million in asset impairment charges in the fourth quarter comprised of a $345 million write-off of a portion of the goodwill related to the acquisition of Aur Resources, leaving $533 million of goodwill remaining at the end of 2008. We also recorded a $116 million charge against the assets of Duck Pond mine, a $51 million charge against the assets of the Pend Oreille mine, whose operations have been suspended, a $35 million charge against our Santa Fé/Ipora nickel project in Brazil, a $22 million charge as a result of our withdrawal from the Petaquilla project and an $8 million charge for exploration properties.

Prior to our recent acquisition, we owned a 52% effective interest in Teck Coal comprised of a 40% direct interest in Teck Coal and a 19.6% interest in the outstanding units of Fording. These prior investments were acquired at a cost of approximately $1.5 billion. Upon acquisition of the additional 48%, we retained independent valuation experts to assist us in the allocation of our investments to individual assets and liabilities. This allocation resulted in $883 million of goodwill. This goodwill arose primarily as a result of the accounting requirement to record the net future income and resource tax liabilities associated with the Fording purchase on an undiscounted basis as well as changes in expected future coal prices and US/Canadian dollar exchange rates between the date of the acquisition announcement in July 2008 and the closing of the acquisition on October 30, 2008. We subsequently tested goodwill relating to Teck Coal for impairment. This test compared the fair value of 100% of these operations to our carrying value as a whole and takes into account the lower cost base for our pre-existing interest. Based on expected future cash flows from 100% of the coal operations, the estimated fair value of the coal assets exceeds the carrying amount, therefore, we have determined that goodwill relating to Teck Coal is not impaired.

We recorded a recovery of income taxes of $78 million in the quarter or 13% of our pre-tax loss. The recovery is less than the 31% statutory tax rate in Canada as a significant portion of our loss related to goodwill write-downs which are not taxed and investment impairments which are taxed at capital gains rates. Offsetting these reductions were gains of $39 million on the resolution of previously uncertain tax positions.

27	Teck Cominco Limited 2008 Fourth Quarter News Release

Non-controlling (minority) interest expense on a net basis was nil in the fourth quarter compared with a $19 million expense in the same period last year. In the fourth quarter of 2008, we had a recovery of non-controlling interest charges as a result of losses at our Quebrada Blanca and Andacollo operations, in which third parties hold a 23.5% and 10% interest in each property. These recoveries were offset by increased non-controlling interest charges from our coal operations, with third parties holding a 5% interest in the Elkview mine.

Equity Losses

We recorded an equity loss of $100 million in the fourth quarter comprised of a $90 million loss from our Fort Hills Energy Limited Partnership and a $10 million loss from our investment in the Fording Canadian Coal Trust prior to our acquisition of the Fording net assets on October 30. The underlying loss recorded by the Trust related to foreign exchange losses on its US dollar denominated debt and foreign exchange contracts as a result of the strengthening US dollar, and these items more than offset income from coal operations during the period. The equity loss from our Fort Hills investment related to asset impairment charges as a result of the deferral of the project and contract termination charges. In the fourth quarter of 2007, we had recorded an equity loss of $19 million comprised of $14 million of equity earnings from Fording offset by a $33 million equity loss from our Galore Creek Partnership.

Discontinued Operations

Our loss from discontinued operations relates to a price participation provision in the agreement to sell the Cajamarquilla zinc refinery in 2004. We are entitled to additional consideration of US$365,000 for each US$0.01 by which the average annual price of zinc exceeds US$0.454 per pound. This zinc price participation expires at the end of 2009. Accordingly, we have recorded a receivable for outstanding amounts due under this agreement, which is valued based on the zinc forward price curve in effect at the end of each quarter. In the fourth quarter of 2008, the Canadian dollar zinc price decreased resulting in a $6 million ($5 million after-tax) mark-to-market decrease in the receivable, compared with a $19 million ($16 million after-tax) decrease in the receivable in the fourth quarter of 2007.

FINANCIAL POSITION AND LIQUIDITY

Our primary sources of liquidity and capital resources are our cash and temporary investments, cash flow provided from operations, including expected tax refunds and the proceeds of potential asset sales, which must be used to pay down our bridge facility.

Our cash position decreased during the fourth quarter by $397 million to $850 million at December 31, 2008. During the quarter, funds on hand and funds generated from operations were reinvested in capital equipment and our oil sands projects in the amount of $408 million. We also paid down debt of approximately $1.1 billion, including $374 million as part of the Fording transaction. The cash portion of the Fording transaction was fully funded by the new bridge and term facilities.

28	Teck Cominco Limited 2008 Fourth Quarter News Release

Total debt balances were $12.9 billion at December 31, 2008, of which $11.2 billion (US$9.3 billion) relates to the financing incurred to acquire the Fording assets. We also had bank credit facilities aggregating $1.3 billion, 97% of which mature in 2012 and beyond. Our unused credit lines under these facilities after drawn letters of credit amounted to $1.1 billion. Our senior unsecured debt is currently rated Ba3 by Moody’s Investor Services, BBB - by Standard and Poor’s and BBB (high) by Dominion Bond Rating Service, all with negative outlooks.

Operating Cash Flow

Cash flow from operations was $598 million in the fourth quarter similar to the $602 million in the same period last year. Factors which affected cash flow in the quarter included the effect of sharp declines in commodity prices, which led to pricing adjustments on our receivables of $255 million from September to December inclusive. The majority of these pricing adjustments were settled in the fourth quarter.

The acquisition of Fording’s assets also added directly to our cash flows in November and December. Operating profits from the acquired assets were $186 million in the quarter, which included a non-cash charge against income of $188 million related to acquisition accounting for inventories. These valuation adjustments reduced our recorded earnings from sales of acquired inventories, but not our cash flow. In addition, as part of acquisition of the Fording assets, we assumed US$1.4 billion of US dollar forward sales contracts with an average exchange rate of C$1.01 per US$1.00. Settlement of these contracts used $123 million of cash in the fourth quarter of 2008.

Financing Activities

The major financing activity in the fourth quarter was the debt incurred to partially finance our acquisition of Fording’s assets in October 2008. The acquisition financing included a US$5.81 billion 364-day bridge facility due October 29, 2009 and a US$4 billion three year amortizing term loan facility repayable in 11 equal quarterly instalments starting in April 2009. During the last two months of 2008, we repaid US$460 million ($573 million) on the bridge facility and we paid US$150 million ($183 million) to retire the revolving credit facility that we assumed upon our acquisition of Aur Resources in 2007. The repayment of the Aur revolving credit facility in the third quarter, released US$153 million ($187 million) of cash collateral that was held as security for that facility, which we previously included in other assets on our balance sheet as this cash was not available for general corporate purposes. In addition, we also repaid US$305 million ($374 million) of long-term debt we assumed on the acquisition of Fording.

Investing Activities

Expenditures on property, plant and equipment were $212 million in the fourth quarter and included $115 million on sustaining capital and $97 million on development projects. The largest components of sustaining expenditures were at Teck Coal, Antamina and Red Dog for equipment upgrades. Development expenditures included $42million for preparatory stripping and capital equipment for Highland Valley Copper’s mine life extension project and $46million on the development of the hypogene deposit at Andacollo. Investments in the fourth quarter totalled $196 million and included $166million of funding for the Fort Hills oil sands project.

29	Teck Cominco Limited 2008 Fourth Quarter News Release

Liquidity Risk

Liquidity risk is the risk that we will not be able to meet our financial obligations as they become due.

As of the date of this report, US$5.3 billion of the bridge facility and US$4 billion of the term facility are outstanding. All of the bridge facility and US$1.1 billion of the term facility is due on or before October 29, 2009.

On September 30, 2008, we entered into the definitive financing agreements related to the bridge and term loan facilities and the conditions precedent to our purchase of Fording’s assets and our lenders’ funding obligations were substantially satisfied. Our original plan for the acquisition was to refinance a substantial portion of the acquisition facilities prior to or shortly after closing of the transaction with various types of long-term debt and to repay the balance with cash flow from operating activities prior to the maturity of the term facility. In the fourth quarter of 2008 and prior to the closing of the transaction, conditions in the credit markets deteriorated substantially, effectively closing the credit markets to us. These credit market conditions had a serious impact on the global economy, which has contributed to a significant and rapid decline in the demand for and selling price of the products we produce. As a result of these conditions, which have continued into 2009, our credit ratings were lowered and our share price has declined substantially.

Current weak global economic conditions and the downgrade in our credit ratings make access to the credit and capital markets difficult for us, which may compromise our ability to repay or refinance all or a portion of the acquisition loans as they become due. We are currently in compliance with the financial covenants under our credit agreements, which require us to maintain a maximum debt to debt plus equity ratio of 60% at the end of each calendar quarter until it declines to 50% at September 30, 2009. At December 31, 2008, our debt to debt plus equity ratio was 54%. To maintain our current production forecasts for 2009, we expect capital spending of approximately $500 million in 2009 and our contributions to the Fort Hills Partnership are expected to be approximately $330 million for our share of the remaining costs necessary to get to a sanctioning decision. Based on expected free cash flow we will not generate sufficient funds from operations to repay the entire obligation on the bridge facility that is due on October 29, 2009, and will need to generate funds from other sources to do so, or will need an extension or refinancing of the bridge loan.

To address our near-term liquidity requirements, we have taken a number of steps to assist us in meeting our repayment obligations, including suspending the dividends on our Class A common and Class B subordinate voting shares, reducing capital and discretionary spending, closing unprofitable operations and reducing the size of our global workforce by approximately 13%. To date we have sold our interest in the Lobo-Marte gold property for US$40 million and 5.6 million Kinross shares and we are pursuing further asset sales. There can be no assurance that we will be able to complete further asset sales on a timely basis. We have also begun discussions with our lenders to negotiate amendments to the bridge facility that would provide us with additional time to generate cash and/or access appropriate sources of long-term financing to repay the bridge facility. There can be no assurance that these negotiations will be successful.

30	Teck Cominco Limited 2008 Fourth Quarter News Release

Although we have approximately $1.1 billion in unused credit lines under various bank credit facilities, there can be no assurance, given our current financial condition, that these credit lines will be available to us if we should need to draw on them, or that our maturing credit lines of US$50 million and miscellaneous letters of credit totalling $258 million will be renewed in the ordinary course. Our debt levels will constrain our capital spending and that may have an adverse effect on our operations. Our debt levels will also limit our ability to expand our operations or make other investments that would enhance our competitiveness.

Our ability to repay or refinance the bridge facility prior to its maturity and make the quarterly instalment payments on the term facility depends on a number of factors, some of which are beyond our control. These include general global economic, credit and capital market conditions, and the demand for and selling price of our products, in particular, metallurgical coal. There can be no assurance that our credit ratings will not be downgraded further, which would further increase our costs of borrowing and further limit our ability to refinance our existing debt. There is no assurance that the expected cash flows from operations in combination with asset sales and other steps being taken will allow us to meet these obligations as they become due, that we will continue to meet the financial covenants under our various lending agreements, or that we will be successful in renegotiating or refinancing the bridge facility. Accordingly, it is possible that we could be in default of our various lending agreements prior to the end of 2009, which could result in outstanding obligations becoming immediately due and payable unless we can obtain waivers from the lenders.

In a cyclical industry such as ours, history has shown that periodic spikes in commodity prices can result in substantial increases in a company’s cash flow. Many of our major operations are long-lived assets with significant reserves and resources, which have lives exceeding 20+ years based on current production levels. We believe that our access to financial resources through capital markets transactions has been limited mainly due to the effective closure of the capital markets brought about by the significant deterioration in the financial markets in the latter half of 2008, which we believe has also contributed to the significant decline in the demand for and selling price of our products. Accordingly, there is some risk that the steps described above will not be successful in allowing us to meet our obligations, which may require us to sell core assets or take steps to raise equity capital, which may have a material adverse effect on our business and on the market prices of our equity and debt securities.

COMPREHENSIVE INCOME

We recorded comprehensive income of $311 million in the fourth quarter, comprising $607 million of a regular net loss and $918 million of other comprehensive income. The most significant components of other comprehensive earnings in the quarter was $719 million of currency translation adjustments and the transfer of mark-to-market losses of $253 million on our portfolio of available-for-sale marketable securities to regular earnings. The value of our marketable securities suffered declines in value, which were recorded as an other comprehensive loss in previous periods. As these declines are now considered other-than-temporary, they are recorded as losses in regular earnings and the provisional losses recorded in other comprehensive income are reversed. This recognition does not affect comprehensive income as a whole or our shareholders’ equity. These marketable securities consist primarily of investments in publicly traded companies with whom we partner in exploration or development projects. Currency translation gains and losses are held in accumulated other comprehensive income, net of taxes, until they are realized, at which time they are included in net earnings.

31	Teck Cominco Limited 2008 Fourth Quarter News Release

OUTLOOK

The information below is in addition to the disclosure concerning specific operations included above in the Operations and Corporate Development sections of this document.

General Economic Conditions

Current problems in credit markets and deteriorating global economic conditions have led to a significant weakening of exchange traded commodity prices in recent months, including base metal prices. Volatility in these markets has also been unusually high. It is difficult in these conditions to forecast commodity prices or customer demand for our products. Credit market conditions have also increased the cost of obtaining capital and limited the availability of funds. Accordingly, management is reviewing the effects of the current conditions on our business.

Commodity Prices and 2009 Production

Commodity prices are a key driver of our earnings and despite the sharp decline in metal and commodity prices that occurred in the second half of 2008, current prices are still above historic averages. On the supply side, the depleting nature of ore reserves, difficulties in finding new ore bodies, progressing through the permitting process, finding skilled resources to develop projects, infrastructure constraints and significant cost inflation may continue to have a moderating impact on the growth in future production. Although we are concerned about current global economic conditions, particularly in the United States, we believe that, over the longer term, as China and India continue to industrialize, those two economies will continue to be major positive factors in the future demand for commodities. We believe that the long-term price environment for the products that we produce and sell remains favourable.

As a result of the Fording transaction our earnings are significantly more sensitive to changes in the coal price. Based on post-acquisition rates of production, current coal prices and current exchange rates, a 1% increase/decrease in the US dollar coal price would increase/decrease our 2009 earnings by approximately $21 million.

Based on our expected 2009 production and prices prevailing at December 31, the sensitivity of our annual earnings to a 1% change in the US dollar exchange rate and commodity prices before pricing adjustments is as follows:

	2009 Production Plan	Effect of a 1% change on Annual After-Tax Earnings	EPS

Coal (tonnes)	20,000,000	$21 million	4.3¢
Copper (tonnes)	330,000	$6 million	1.2¢
Zinc (tonnes)	960,000	$4 million	0.8¢
Lead (tonnes)	210,000	$1 million	0.2¢
Gold (ounces)	290,000	$2 million	0.4¢
Molybdenum (pounds)	8,500,000	$1 million	0.1¢

(1)	The effect on our earnings of commodity price and exchange rate movements will vary from quarter to quarter depending on sales volumes.
(2)	Zinc includes 270,000 tonnes of refined zinc and 690,000 tonnes of zinc contained in concentrates.
(3)	Lead includes 85,000 tonnes of refined lead and 125,000 tonnes of lead contained in concentrates.
(4)	Asset sales and financing transactions may affect our 2009 production plans and earnings sensitivities.
(5)	All production estimates are subject to change based on market conditions.

32	Teck Cominco Limited 2008 Fourth Quarter News Release

In addition, as a result of the Fording transaction our earnings will be more sensitive to changes in the Canadian/US dollar exchange rate. Based on prices and the exchange rate prevailing at December 31, 2008, our current rates of production and designation of approximately one-half of our US dollar debt as a hedge of our US dollar denominated foreign operations, post-Fording acquisition, a 1% weakening of the Canadian dollar against the US dollar would decrease 2009 earnings by approximately $50 million, after taking into account our US dollar forward sales contracts.

At December 31, 2008, outstanding receivables included 164 million pounds of copper provisionally valued at an average of US$1.40 per pound, 195 millionpounds of zinc valued at an average of US$0.54 per pound and 45 million pounds of lead provisionally valued at an average of US$0.42 per pound. Final price adjustments on these outstanding receivables will increase or decrease our revenue in 2009 depending on metal prices at the time of settlement.

Copper and zinc prices are currently trading approximately 50% and 40% lower than 2008 average prices, respectively.Molybdenum prices are approximately 65% lower than 2008 average prices and lead prices are trading 50% lower than 2008 averages. Gold prices are approximately 10% higher than the 2008 average prices. Partly offsetting the lower commodity prices is a weaker Canadian dollar, which is currently trading at an exchange rate of $1.25 against the US dollar compared with US$1 averaging C$1.07 in 2008.

Our copper production for 2009 is expected to increase by 5% from 2008 levels to 330,000 tonnes. Highland Valley’s copper production is expected to increase by approximately 10,000 tonnes from 2008, as grades and recoveries at the mine are expected to improve during 2009.

Our zinc production in 2009 is expected to be 27,000 tonnes higher than in 2008. Red Dog is expected to increase production by 58,000 tonnes as a result of higher ore grades, while our share of zinc production from Antamina and Duck Pond will increase by 19,000 tonnes due to ore body sequencing. These production increases will be partly offset as a result of the closure of Lennard Shelf and Pend Oreille mines in 2008 which result in production losses of 50,000 tonnes.

Due to sea ice conditions, Red Dog has a shipping window that normally starts in early July and ends in late October. If ice or other weather conditions are such that the shipping season is delayed, our quarterly sales patterns can vary substantially. Sales and profits of the Red Dog mine follow a seasonal pattern, with higher sales volumes of zinc and most of the lead sales occurring in the last five months of the year following the commencement of the shipping season in July.

Refined zinc production from our Trail metallurgical complex is expected to remain similar in 2009 at 270,000 tonnes despite implementing production curtailments in late 2008 in response to changing market conditions. Current premiums for zinc metal and customer deliveries suggest ongoing weakness in the zinc metal markets.

Coal marketing discussions are beginning for the 2009 coal year that commences April 1, 2009. Integrated steel mills have curtailed production significantly, reducing demand for raw material inputs including metallurgical coal. Current market sentiment is that US dollar coal prices will

33	Teck Cominco Limited 2008 Fourth Quarter News Release

decrease substantially from the 2008 coal year. Our coal sales volumes are currently estimated at 20 million tonnes in 2009. Coal sales volumes and price guidance for 2009 will be confirmed after contracts for the 2009 coal year have been settled. Coal prices in the first quarter of 2009 are expected to decline from the fourth quarter average price of US$247 per tonne to approximately US$190 per tonne due to a higher percentage of sales of lower priced thermal coal. At December 31, 2008 there was approximately 500,000 tonnes of carryover remaining under lower priced 2007 coal year contracts, substantially all of which is expected to be delivered in the first quarter of 2009. Further, the winter months typically present challenging shipping conditions for Teck Coal that could potentially impact first quarter results and further increase the amount of carryover. Our westbound rail contract with CP Rail for the movement of coal to the ports in greater Vancouver expires at the end of March 2009.

Our share of gold production is expected to be 290,000 ounces in 2009. Our share of gold production from Pogo is expected to be 135,000 to 145,000 ounces, while our share of production from the Hemlo joint venture is expected to stay steady at approximately 130,000 ounces. We are pursuing the potential sale of our gold assets.

Capital Expenditures

Our 2009 capital expenditures, excluding the Fort Hills project, are expected to be approximately $500 million, including $250million of sustaining capital expenditures and $250million on development projects. Our development expenditures estimate of $250million includes $190 million for Andacollo’s hypogene project and $30 million for Highland Valley’s mine expansion. We also expect to spend approximately $330 million on our share of costs for the Fort Hills oil sands project. We are reviewing our discretionary capital spending in light of current market conditions and our debt reduction targets.

Asset Sales

In January 2009, we sold our 60% interest in the Lobo-Marte gold project in Chile to Kinross Gold Corporation (Kinross) for US$40 million in cash and approximately 5.6 million Kinross common shares. We will also receive a 1.75% net smelter return royalty, which shall not exceed US$40 million, in respect of 60% of production from Lobo-Marte, payable when gold prices exceed US$760 per ounce. We expect to record a pre-tax gain in the first quarter of 2009 of approximately $160 million on the transaction.

Financing and Exchange Rates

In order to finance the Fording transaction we arranged debt financing of US$9.8 billion, of which US$9.3 billion is outstanding. Interest charges on these facilities are based on LIBOR or US prime rates and our credit rating. The additional debt will result in a substantial increase to our existing interest expense. To the extent that we refinance or otherwise amend these facilities, we expect our interest expense to increase further.

Our US dollar denominated debt will be subject to revaluation based on changes in the Canadian/US dollar exchange rate. We have designated approximately one-half of our US dollar denominated debt as a hedge against our US dollar denominated foreign operations. As a result, approximately 50% of any foreign exchange gains or losses arising on our debt will be recorded in net earnings with the remainder in other comprehensive income. The earnings impact of these revaluations will be reduced as we pay down the debt, although exchange rate fluctuations will also affect our debt to equity ratio and our interest expense.

34	Teck Cominco Limited 2008 Fourth Quarter News Release

FINANCIAL INSTRUMENTS AND DERIVATIVES

We hold a number of financial instruments and derivatives, the most significant of which are marketable securities, foreign exchange forward sales contracts, fixed price forward metal sales contracts, settlements receivable and price participation payments on the sale of the Cajamarquilla zinc refinery. The Cajamarquilla price participation payments are economically similar to a fixed price forward purchase of zinc. The financial instruments and derivatives are all recorded at fair values on our balance sheet with gains and losses in each period included in other comprehensive income, net earnings from continuing operations and net earnings from discontinued operations as appropriate. Some of our gains and losses on metal-related financial instruments are affected by smelter price participation and are taken into account in determining royalties and other expenses. All are subject to varying rates of taxation depending on their nature and jurisdiction.

The after-tax effect of financial instruments on our net earnings for the following periods is set out in the table below:

	Three months ended December 31		Year ended December 31
	2008	2007	2008	2007

Price adjustments
On prior quarter sales	$ (145)	$ (37)	$ (130)	$ (56)
On current quarter sales	(125)	(57)	(199)	(10)
	(270)	(94)	(329)	(66)

Other financial instruments
Derivatives gains	161	29	185	14
Cajamarquilla sale price participation
(discontinued operations)	(5)	(16)	(18)	(46)
	156	13	167	(32)

Total	$ (114)	$ (81)	$ (162)	$ (98)

QUARTERLY EARNINGS AND CASH FLOW

(in millions, except for share data)		2008			2007
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Revenues	$ 1,663	$1,800	$1,870	$1,571	$1,538	$1,932	$1,561	$1,340

Operating profit	202	687	879	614	460	894	764	620

EBITDA	520	808	963	633	427	834	770	584

Net earnings (loss)	(607)	424	497	345	280	490	485	360

Earnings (loss) per share	$ (1.28)	$ 0.95	$ 1.12	$ 0.78	$ 0.64	$ 1.15	$ 1.14	$ 0.83

Cash flow from operations	598	873	500	161	602	814	193	152

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OUTSTANDING SHARE DATA

As at February 13, 2009 there were 477,512,086 Class B subordinate voting shares and 9,353,470 Class A common shares outstanding. In addition, there were 4,531,612 director and employee stock options outstanding with exercise prices ranging between $4.48 and $49.17 per share. More information on these instruments and the terms of their conversion is set out in Note 16 of our 2007 year end financial statements.

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

This news release contains certain forward-looking information and forward-looking statements as defined in applicable securities laws. All statements other than statements of historical fact are forward looking statements. These forward-looking statements, principally under the heading “Outlook,” but also elsewhere in this document, include estimates, forecasts, and statements as to management’s expectations with respect to, among other things, our future earnings and cash flow , our plans to reduce our outstanding indebtedness and the expected impact of steps that we have taken to reduce spending, potential sources of funds to repay indebtedness, our planned sales of assets, proposed discussions with our lenders, the future availability of unused credit lines, the possibility that we will breach our debt covenants, our diversification strategy and our plans for our oil sands investments, forecast recoveries and the resolution of geotechnical issues at Highland Valley Copper, expected progress and costs of our Andacollo concentrate project, the financial and accounting consequences of our acquisition of the assets of Fording Canadian Coal Trust, the sensitivity of our earnings to changes in commodity prices and exchange rates, the potential impact of transportation and other potential production disruptions, the impact of currency exchange rates, future trends for the company, progress in development of mineral properties, future production and sales volumes, capital expenditures and mine production costs, demand and market outlook for commodities, future commodity prices and treatment and refining charges, the settlement of coal contracts with customers, the outcome of mine permitting currently underway, our assessment of the quantum of potential natural resource damages in connection with the Upper Columbia River Basin and the outcome of legal proceedings involving the company. These forward-looking statements involve numerous assumptions, risks and uncertainties and actual results may vary materially.

These statements are based on a number of assumptions, including, but not limited to, assumptions regarding general business and economic conditions, interest rates, the supply and demand for, deliveries of, and the level and volatility of prices of, zinc, copper, coal and gold and other primary metals and minerals as well as oil, and related products, the timing of the receipt of regulatory and governmental approvals for our development projects and other operations, our costs of production and production and productivity levels, as well as those of our competitors, power prices, market competition, the accuracy of our reserve estimates (including with respect to size, grade and recoverability) and the geological, operational and price assumptions on which these are based, conditions in financial markets and the future financial performance of the company. The foregoing list of assumptions is not exhaustive. Events or circumstances could cause actual results to vary materially

Factors that may cause actual results to vary materially include, but are not limited to, changes in commodity and power prices, changes in interest and currency exchange rates, acts of foreign governments and the outcome of legal proceedings, inaccurate geological and metallurgical assumptions (including with respect to the size, grade and recoverability of mineral

36	Teck Cominco Limited 2008 Fourth Quarter News Release

reserves and resources), unanticipated operational difficulties (including failure of plant, equipment or processes to operate in accordance with specifications or expectations, cost escalation, unavailability of materials and equipment, government action or delays in the receipt of government approvals, industrial disturbances or other job action, adverse weather conditions and unanticipated events related to health, safety and environmental matters), political risk, social unrest, failure of customers or counterparties to perform their contractual obligations, the outcome of our ongoing discussions with lenders (including potential additional costs or covenants associated with the refinancing of our existing indebtedness and the risk that we may not be able to reach an appropriate accommodation with lenders), the results of our ongoing efforts to sell assets, further changes in our credit ratings, and changes or further deterioration in general economic conditions or continuation of current severe disruptions in credit and financial markets.

Statements concerning future production costs or volumes, and the sensitivity of the company’s earnings to changes in commodity prices and exchange rates are based on numerous assumptions of management regarding operating matters and on assumptions that demand for products develops as anticipated, that customers and other counterparties perform their contractual obligations, that operating and capital plans will not be disrupted by issues such as mechanical failure, unavailability of parts and supplies, labour disturbances, interruption in transportation or utilities, adverse weather conditions, and that there are no material unanticipated variations in the cost of energy or supplies.

We assume no obligation to update forward-looking statements except as required under securities laws. Further information concerning risks and uncertainties associated with these forward looking statements and our business can be found in our Annual Information Form for the year ended December 31, 2007, filed on SEDAR and on EDGAR under cover of Form 40F.

WEBCAST

Teck will host an Investor Conference Call to discuss its Q4/2008 financial results at 11:00 AM Eastern time, 8:00 AM Pacific time, on Tuesday, February 17, 2009. A live audio webcast of the conference call, together with supporting presentation slides, will be available at the company’s website at www.teck.com. The webcast is also available at www.earnings.com. The webcast will be archived at www.teck.com.

37	Teck Cominco Limited 2008 Fourth Quarter News Release

	Three months ended December 31		Year ended December 31
(Cdn $ in millions, except for share data)	2008	2007	2008	2007

Revenues	$ 1,663	$ 1,538	$ 6,904	$ 6,371

Operating expenses	(1,291)	(970)	(4,009)	(3,300)

	372	568	2,895	3,071

Depreciation and amortization	(170)	(108)	(513)	(333)

Operating profit	202	460	2,382	2,738

Other expenses
General and administration	(4)	(20)	(89)	(109)
Interest and financing	(128)	(21)	(182)	(85)
Exploration	(45)	(26)	(135)	(105)
Research and development	(1)	(11)	(23)	(32)
Asset impairment	(577)	(69)	(589)	(69)
Other income(expense)	(27)	82	31	170

Earnings (loss) before the undernoted items	(580)	395	1,395	2,508

Recovery (provision) for income and resource taxes	78	(61)	(658)	(795)

Non-controlling interests	-	(19)	(82)	(47)

Equity earnings (loss)	(100)	(19)	22	(5)

Net earnings (loss) from continuing operations	(602)	296	677	1,661

Net loss from discontinued operations	(5)	(16)	(18)	(46)

Net earnings (loss)	$ (607)	$ 280	$ 659	$ 1,615

Earnings (loss) per share

Basic	$ (1.28)	$ 0.64	$ 1.46	$ 3.74
Basic from continuing operations	$ (1.27)	$ 0.67	$ 1.50	$ 3.85

Diluted	$ (1.28)	$ 0.63	$ 1.45	$ 3.72
Diluted from continuing operations	$ (1.27)	$ 0.67	$ 1.49	$ 3.83

Weighted average shares outstanding (millions)	474.8	442.6	452.1	432.2

Shares outstanding at end of period (millions)	486.9	442.7	486.9	442.7

The accompanying note details our acquisition of the Fording Canadian Coal Trust.

38	Teck Cominco Limited 2008 Fourth Quarter News Release

	Three months ended December 31		Year ended December 31
(Cdn $ in millions)	2008	2007	2008	2007
Operating activities
Net earnings (loss) from continuing operations	$(602)	$296	$677	$ 1,661
Items not affecting cash
Depreciation and amortization	170	108	513	333
Provision (recovery) for future income and resource taxes	1,283	(95)	1,488	(97)
Equity (earnings) loss	100	19	(22)	5
Non-controlling interests	-	19	82	47
Asset impairment	577	69	589	69
Provision for marketable securities	292	-	292	-
Gain on sale of investments and assets	(4)	(42)	(16)	(55)
Other	13	(35)	28	55
Distributions received from equity accounted investments	-	12	65	25
	1,829	351	3,696	2,043
Net change in non-cash working capital items	(1,231)	251	(1,564)	(282)
	598	602	2,132	1,761
Financing activities
Issuance of short-term debt	7,022	-	7,022	-
Issuance of long-term debt	4,817	3	4,820	14
Repayment of short-term debt	(573)	-	(573)	-
Repayment of long-term debt	(557)	-	(655)	-
Capital lease payments	(8)	-	(13)	-
Issuance of Class B subordinate voting shares	1	1	6	13
Purchase and cancellation of Class B subordinate voting shares	-	-	-	(577)
Dividends paid	-	-	(442)	(426)
Distributions to non-controlling interests	(3)	(42)	(102)	(42)
Redemption of exchangeable debentures	-	-	-	(105)
	10,699	(38)	10,063	(1,123)
Investing activities
Property, plant and equipment	(212)	(163)	(939)	(571)
Investments and other assets	(196)	(355)	(659)	(724)
Acquisition of Fording Canadian Coal Trust (Note 1)	(11,639)	(599)	(11,639)	(599)
Acquisition of Aur Resources Inc.	-	-	-	(2,588)
Proceeds from the sale of investments and assets	9	168	29	194
Proceeds from other assets	187	-	187	-
Decrease (increase) in temporary investments	(11)	33	(11)	194
Decrease in cash held in trust	-	-	-	105
	(11,862)	(916)	(13,032)	(3,989)
Effect of exchange rate changes on cash and
cash equivalents held in US dollars	168	(8)	241	(335)
Decrease in cash and cash equivalents from continuing operations	(397)	(360)	(596)	(3,686)
Cash received from discontinued operations	-	-	38	40
Decrease in cash and cash equivalents	(397)	(360)	(558)	(3,646)
Cash and cash equivalents at beginning of period	1,247	1,768	1,408	5,054
Cash and cash equivalents at end of period	$850	$1,408	$850	$ 1,408

39	Teck Cominco Limited 2008 Fourth Quarter News Release

	December 31, 2008	December 31, 2007
(Cdn $ in millions)

ASSETS

Current assets
Cash and cash equivalents	$850	$1,408
Temporary investments	11	-
Income taxes receivable	1,130	33
Accounts and settlements receivable	769	560
Inventories	1,339	1,004

	4,099	3,005

Investments	948	1,506

Property, plant and equipment	23,909	7,807

Other assets	853	592

Goodwill	1,724	663
	$31,533	$13,573

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Accounts payable and accrued liabilities	$1,506	$1,238
Short-term debt	6,436	-
Current portion of long-term debt	1,336	31

	9,278	1,269

Long-term debt	5,102	1,492

Other liabilities	1,184	994

Future income and resource taxes	4,965	2,007

Non-controlling interests	104	92

Shareholders' equity	10,900	7,719
	$31,533	$13,573

The accompanying note details our acquisition of the Fording Canadian Coal Trust

40	Teck Cominco Limited 2008 Fourth Quarter News Release

	Three months ended December 31		Year ended December 31
(Cdn $ in millions)	2008	2007	2008	2007

Share capital
Class A common shares	$ 7	$ 7	$ 7	$ 7
Class B subordinate voting shares	5,072	3,274	5,072	3,274
	5,079	3,281	5,079	3,281

Contributed Surplus	82	71	82	71

Accumulated comprehensive income
Retained earnings at beginning of period	6,083	4,979	5,038	4,225
Adoption of financial instruments standards	-	-	-	112

Retained earnings as restated	6,083	4,979	5,038	4,337
Net earnings (loss)	(607)	280	659	1,615
Dividends declared	-	(221)	(221)	(431)
Class B subordinate voting shares repurchased	-	-	-	(483)

Retained earnings at end of period	5,476	5,038	5,476	5,038

Accumulated other comprehensive income (loss)	263	(671)	263	(671)
	5,739	4,367	5,739	4,367

	$ 10,900	$ 7,719	$ 10,900	$ 7,719

Consolidated Statements of Comprehensive Income

(Unaudited)

	Three months ended December 31		Year ended December 31
(Cdn $ in millions)	2008	2007	2008	2007

Net earnings (loss)	$ (607)	$ 280	$ 659	$ 1,615

Other comprehensive income (loss) in the period
Changes in foreign currency translation adjustments	719	(244)	1,003	(550)
Changes in unrealized gains and losses of available-for-sale
instruments	211	(5)	(48)	(36)
Changes in unrealized gains and losses of derivatives
Designated as cashflow hedges	(12)	4	(21)	10
Total other comprehensive income (loss)	918	(245)	934	(576)

Comprehensive income	$ 311	$ 35	$ 1,593	$ 1,039

41	Teck Cominco Limited 2008 Fourth Quarter News Release

Teck Cominco Limited

Consolidated Statements of Earnings

(Unaudited)

The accompanying note details our acquisition of the Fording Canadian Coal Trust

1.	ACQUISITION OF FORDING CANADIAN COAL TRUST

In October 2008, we acquired all of the assets of the Fording Canadian Coal Trust (“Fording”), which consist primarily of a royalty interest in respect of Fording’s 60% non-operating interest in Teck Coal Partnership (“Teck Coal”), previously known as Elk Valley Coal Partnership. Teck Coal operates six metallurgical coal mines located in south eastern British Columbia and Alberta.

Prior to the acquisition we were the managing partner of Teck Coal and owned a 52% effective interest in the partnership. This was comprised of a 40% direct interest in Teck Coal and a 19.6% interest in the outstanding units of Fording. We acquired an 8.7% interest in Fording in 2003 for $150 million and a further 11.2% interest in 2007 for $599 million. Our 19.6% interest in Fording, represented by 29.5 million Fording units, was an effective 11.8% interest in Teck Coal and we accounted for this interest using the equity method. We recorded equity earnings from Fording until October 30, 2008.

As part of the plan of arrangement to acquire the assets of Fording, we sold our Fording units. The net proceeds of approximately $2.9 billion were used to partially fund the acquisition of Fording’s assets. The excess of the proceeds from the disposition over our book value of the units has been offset against the purchase price of Fording’s assets. These transactions resulted in the acquisition of an approximately 80% interest in the assets and liabilities of Fording.

The separate acquisitions have been accounted for using the purchase method. Accordingly, the values assigned to assets acquired and liabilities assumed from Fording reflect the nature of a step-by-step purchase with the assets and liabilities measured at their estimated individual fair values on each respective date of acquisition. Our consolidated earnings and cash flows include 100% of Fording’s results of operations from October 30, 2008.

The purchase cost of $13,644 million was funded with a combination of cash and Class B subordinate voting shares as follows:

(Cdn $ in millions)

Cash	$ 14,635
Issuance of 36,828,787 Class B subordinate voting shares	1,504
Proceeds on disposal of Fording units	(2,870)
Transaction costs	40
Taxes	335

Total purchase price	$ 13,644

Each Class B subordinate voting share was valued at $42.98, being the average closing price on the Toronto Stock Exchange for two trading days before and one trading day after the announcement of our offer for Fording, less deemed issuance costs.

42	Teck Cominco Limited 2008 Fourth Quarter News Release

1.	ACQUISITION OF FORDING CANADIAN COAL TRUST, continued

Our allocation of the purchase cost to the assets acquired and liabilities assumed is based upon estimated fair values at the time of acquisition. We have substantially completed the process of determining fair values for assets acquired and liabilities assumed.

Our current allocation of the purchase price to the estimated fair value of the assets and liabilities of Fording from the various steps is as follows:

(Cdn $ in millions)	2003 and 2007	2008	Total

Cash	$ 25	$ 101	$ 126
Accounts receivable	45	187	232
Inventory	33	327	360
Property, plant and equipment	849	13,438	14,287
Goodwill	308	883	1,191
Future income and resource tax assets	-	1,400	1,400
Other	5	15	20

Total assets acquired	1,265	16,351	17,616

Current liabilities	(50)	(292)	(342)
Derivative instrument liability	(58)	(239)	(297)
Long-term debts	(8)	(281)	(289)
Long-term liabilities	(36)	(147)	(183)
Future income and resource tax liabilities	(273)	(1,735)	(2,008)
Non-controlling interests	(1)	(13)	(14)

Total liabilities assumed	(426)	(2,707)	(3,133)

Net assets acquired	$ 839	$ 13,644	$ 14,483

The net cash cost of the acquisition was as follows:

(Cdn $ in millions)	2008

Cash paid to Fording unitholders	$ 14,635
Less cash proceeds on disposal of Fording units	(2,870)
Less Fording’s cash balance on acquisition date	(126)

$ 11,639

43	Teck Cominco Limited 2008 Fourth Quarter News Release